Exhibit 99.3

NICE to Help Dallas-Fort Worth International Airport Bolster Security Capabilities with IP Video
Surveillance and Incident Information Management Solutions

One of the world’s busiest airports, serving over 56 million passengers annually, places multi-million follow-order to add multiple solutions from NICE’s broad security offering to its existing NICE implementation

Ra’anana, Israel, March 28, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that the Dallas/Fort Worth International Airport (DFW) has placed a multi-million dollar order to expand its NICE implementation. DFW will be deploying NICE’s IP video surveillance solution and the NICE Inform incident information management solution. The expansion is part of a strategic modernization initiative to strengthen DFW’s security, threat detection, emergency response and risk mitigation capabilities. The NICE solutions will address DFW’s growing security requirements while providing a foundation for DFW to migrate to IP video surveillance. As part of this initiative, the Airport will also be expanding its audio recording capabilities, adding the NICE Inform multimedia solution which enables authentic incident reconstruction through synchronization of voice recordings and video.

DFW ranks third among the world’s busiest airports in aircraft movements and eighth with respect to total passenger traffic, serving over 56 million passengers a year. The DFW Airport covers more than 29.8 square miles, an area roughly the size of Manhattan, and encompasses five terminals, seven runways, three control towers and 155 gates. NICE’s video surveillance solutions have been an integral component of DFW’s Security Surveillance System for eight years. With its plan to substantially increase the number of cameras and add modern IP video cameras into the mix, DFW will now deploy an IP video solution from NICE. The solution will give DFW scalability for its security expansion, while enabling the Airport to leverage its existing infrastructure investments as it migrates to IP. When the project is complete, DFW will be able to centrally monitor, record and manage all IP and analog cameras seamlessly in one system.

DFW will also be upgrading its recording and incident management capabilities with the NICE Inform multimedia incident information management solution. The addition of NICE Inform means that DFW, for the first time, will be able to synchronize voice recordings and surveillance video for authentic, 360-degree incident reconstruction.

“As one the world’s busiest airports and a gateway for many millions of passengers, DFW has built a reputation as a leader in airport security,” said Yochai Rozenblat, CEO and President of NICE Americas, “We are honored that DFW has entrusted NICE with its security needs."

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About the Dallas/Fort Worth International Airport (DFW)
Located halfway between the cities of Dallas and Fort Worth, Texas, DFW International Airport is the world's third busiest, offering nearly 1,750 flights per day and serving over 56 million passengers a year. DFW provides non-stop service to 141 domestic and 42 international destinations worldwide. For the past four years in a row, DFW has ranked in the top five for customer service among large airports worldwide in passenger surveys conducted by Airports Council International. More information at www.dfwairport.com.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.